UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission file number - 001-34045

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Colfax Corporation 401(k) Savings Plan Plus
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Committee
Colfax Corporation 401(k) Savings Plan Plus
Annapolis Junction, Maryland

We have audited the accompanying statement of net assets available for benefits of the Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4a-Schedule of Delinquent Participant Contributions for the year ended December 31, 2013 and Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Bethesda, Maryland
June 20, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Committee
Colfax Corporation 401(k) Savings Plan Plus
Annapolis Junction, Maryland

We have audited the accompanying Statement of Net Assets Available for Benefits of Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Aronson LLC

Rockville, Maryland
June 24, 2013

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012

Assets
Investments, at fair value	$223,300,982	$—
Receivables:
Participant contributions	20,313	—
Employer contributions	178,169	28,846
Notes receivable from participants	6,093,790	1,513,894
Total receivables	6,292,272	1,542,740
Cash	—	69,571,163
Total assets reflecting investments at fair value	229,593,254	71,113,903
Adjustment from fair value to contract value for Morley Stable Value Fund	(208,046)	—
Net assets available for benefits	$229,385,208	$71,113,903

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2013

Additions
Contributions:
Participant	$10,131,138
Employer	9,328,131
Rollovers	3,871,435
Total contributions	23,330,704
Net investment income:
Interest and dividends	7,980,406
Net appreciation in fair value of investments	28,051,649
Total net investment income	36,032,055
Interest income from notes receivable from participants	239,333
Total additions	59,602,092
Deductions
Benefits paid to participants	25,278,014
Administrative expenses, net	15,563
Total deductions	25,293,577
Net increase prior to plan transfers	34,308,515
Net transfers into plan	123,962,790
Net increase	158,271,305
Net assets available for benefits:
Beginning of plan year	71,113,903
End of plan year	$229,385,208

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated as of January 1, 2013, is a defined contribution plan covering substantially all employees of Colfax Corporation and participating affiliates (collectively, “Colfax,” the “Company”). Effective January 1, 2013, the Company consolidated the defined contribution plans for employees covered by the ESAB Group, Inc. (“ESAB”), Howden North America Inc. and Howden Variax Retirement Plans (collectively, the “Charter Plans”) with the Plan, resulting in the transfer of additional assets of $124.0 million. In conjunction with the consolidation of the Charter Plans, Fidelity Management Trust Company (the “Trustee”) became the Trustee of the Plan effective January 1, 2013, at which time Plan assets were transferred from Bank of America, N.A. to the Trustee. During the year ended December 31, 2013, non-resident aliens, leased employees, temporary employees who are not 21 years of age and have not completed at least 1,000 hours of service during an eligibility period (except for those temporary employees covered by the IUE-CWA AFL-CIO Local 81250 collective bargaining agreement (the “Collective Bargaining Agreement”)), employees not on U.S. payroll or who would be leased employees that have not yet satisfied the service requirements (except for those covered by the collective bargaining agreement) were not included in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of contributions into various investment options offered by the Plan. As of December 31, 2013, the Plan offered 29 mutual funds, one common collective trust fund and Colfax Corporation common stock as investment options for participants. Employees covered under collective bargaining agreements may receive employer nonelective and/or matching contributions based on the terms of their bargaining agreement. For the year ended December 31, 2013, these employer contributions range from 0% to 4% of eligible compensation. For eligible employees under the Plan that are not covered by collective bargaining agreements, the Plan provides for a safe harbor employer match of up to 4% of eligible compensation contributed to the Plan. Discretionary employer contribution rates range from 2% to 4% of eligible compensation for the year ended December 31, 2013, based upon eligibility requirements as detailed in the Plan document. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the investment earnings and losses. Allocations of investment earnings and losses are based on account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest immediately in their contributions and nonelective safe harbor contributions plus actual earnings thereon. Vesting in discretionary employer contributions is based on years of continuous service. A participant is 20% vested after two years of service are completed, 40% vested after three years, 60% vested after four years, and 100% vested after five years of service are completed in the discretionary matching contribution. Participants covered under the Collective Bargaining Agreement are subject to a three year cliff vesting schedule for nonelective safe harbor contributions. Discretionary employer contributions for participants subject to the Collective Bargaining Agreement vest 20% after two years of service is completed and vest an additional 20% per year until full vesting after six years. Different vesting schedules may apply to certain employees as described in the Plan document due to prior Plan provisions.

Safe harbor and nonelective employer contributions are fully vested for participants in the Charter Plans effective with the merger of the Charter Plans on January 1, 2013. Nonelective employer contributions for eligible employees hired after January 1, 2013 who are not a collectively bargained participant, vest 20% after two years of service are completed, 40% after three years, 60% after four years, and are fully vested after five years of service are completed.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

Forfeited Accounts

At December 31, 2013 and 2012, forfeited nonvested accounts totaled $94,573 and $22,108, respectively. These amounts will be used to pay administrative expenses and then to reduce future employer contributions. During the year ended December 31, 2013, $14,073 and $80,244 of forfeited nonvested funds were used to pay administrative expenses and reduce employer contributions, respectively.

Payment of Benefits

Benefits are payable upon retirement at age 65, disability, death, or termination of employment. Hardship withdrawals and in-service withdrawals at age 59 1/2 are also permitted, subject to the provisions in the Plan document and applicable law. Benefits are payable in lump sum or installment payments.

Notes Receivable from Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%, which was between 4.25% and 8.25% for outstanding loans at December 31, 2013, and between 4.25% and 9.25% for outstanding loans at December 31, 2012. Principal and interest are paid through payroll deductions.

Administrative Expenses

Certain expenses of administering the Plan are paid indirectly by the Plan through a service based pricing arrangement with the Trustee. Under this arrangement, revenue paid to the Trustee by mutual funds in which participant accounts are invested is used to pay for Plan services at rates the Company has negotiated with the Trustee. During the year ended December 31, 2013, the Plan received a credit from the Trustee in the amount of $50,000 which was used to pay administrative expenses. Certain other administrative expenses associated with maintaining the Plan may be paid by the Company and are excluded from the financial statements. See Note 1, “Description of Plan - Forfeited Accounts” for further discussion regarding the order of use of forfeited nonvested accounts to pay for administrative expenses.

Voting Rights

Each participant is entitled to exercise voting rights for shares of Colfax common stock credited to their account at all times that Colfax Corporation shareholders vote. The participant is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee shall vote shares for which it has not received direction in the same proportion as directed shares were voted.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States (“GAAP”).

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. See Note 4, “Fair Value Measurements” for further discussion of investment valuation inputs.

Investment contracts held by a defined contribution plan either directly or indirectly through a common trust fund must be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits at December 31, 2013 presents the Morley Stable Value Fund at fair value as well as the adjustment of the fund to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”). Refer to Note 4, “Fair Value Measurements” for related disclosures associated with the Plan's investments.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the additions and deductions to net assets available for benefits for the periods presented. Actual results may differ from those estimates.

3. Investments
During the year ended December 31, 2013, the Plan's investments appreciated in value, as follows:

December 31, 2013
Net appreciation in fair value of investments
Mutual funds	$27,233,444
Common collective trust funds	442,894
Common stock	375,311
Net appreciation	$28,051,649

The fair values of individual investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2013, were as follows:

December 31, 2013
Morley Stable Value Fund	$36,558,224
Fidelity Contrafund K	32,472,122
Spartan 500 Index Fund - Institutional Class	15,734,971
American Funds American Balanced Fund Class R-4	13,359,722
Hartford Dividend & Growth Fund Class R5	12,542,264
PIMCO Total Return Fund Administrative Class	12,474,135

As of December 31, 2012, the Plan held no investments.

4. Fair Value Measurements

The Plan performs fair value measurements defining fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan reports its investments at fair value based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level One measurements) and the lowest priority to unobservable inputs (Level Three measurements). The three levels of the fair value hierarchy are described below:

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

Level One: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level Two: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level Three: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

A summary of the Plan's assets that are measured at fair value for each fair value hierarchy level as of December 31, 2013:

	December 31, 2013
	Level One	Level Two	Level Three	Total
Common stock:
Colfax Corporation common stock	$1,453,831	$—	$—	$1,453,831
Mutual funds:
Domestic equity funds	90,655,138	—	—	90,655,138
Balanced fund	13,359,722	—	—	13,359,722
Target-date retirement funds	45,891,109	—	—	45,891,109
International funds	17,607,260	—	—	17,607,260
Fixed income funds	17,725,695	—	—	17,725,695
Money market	50,003	—	—	50,003
Total mutual funds	185,288,927	—	—	185,288,927
Common collective trust funds:
Fixed income fund	—	36,558,224	—	36,558,224
Total	$186,742,758	$36,558,224	$—	$223,300,982

There were no investments subject to fair value measurement as of December 31, 2012, as all investments were liquidated in anticipation of a transfer to a new Trustee effective January 1, 2013. There were no transfers in or out of Level One, Two or Three during the year ended December 31, 2013.

Mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Investments in the common collective trust fund can be redeemed immediately at the current net asset value which is based on the fair value of the underlying assets in the trust, net of adjustments from fair value to contract value for each investment deemed fully benefit responsive. The underlying assets of the common collective trust fund include conventional investment contracts, synthetic investment contracts, wrap contracts and other investments. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Underlying investments of synthetic investment contracts are generally valued as follows: domestic and foreign fixed income securities are valued at fair value based on market values obtained from independent pricing services, quotes by dealers who are market makers in these securities, or by a methodology approved by the trust. Commercial paper and other investment securities with less than 60 days to maturity when purchased are valued at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment trusts are valued at the net asset value per share/unit on valuation date. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes. The fair value of wrap contracts is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year end. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2013 or 2012.

The Plan’s investment in the Morley Stable Value Fund seeks to provide low-risk, moderate-yield investment and is managed to earn a consistent level of return while providing for preservation of capital, high credit quality and liquidity. Withdrawals for

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

benefit payments and participant directed transfers to noncompeting options are made to plan participants promptly, to the extent possible, but within 30 days after notification has been received. The Morley Stable Value Fund reserves the right to delay plan sponsor initiated redemptions for up to 365 days, subject to certain conditions.

5. Risks and Uncertainties

The Plan provides for investments in various securities that are exposed to risks, such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in future statements of net assets available for benefits.

6. Tax Status

The Plan is a prototype plan of the Trustee which received an opinion letter on March 31, 2008, in which the Internal Revenue Service stated that the form of the Plan document was acceptable under the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income tax has been included in the Plan's financial statements.

7. Party-in-Interest Transactions

Certain Plan investments consist of units of common collective trust funds managed by affiliates of the Trustee. Plan investments also include Colfax common stock. Colfax is the administrator of the Plan. Certain fees of administering the Plan are paid to the Trustee by the Plan. For the year ended December 31, 2013 total fees paid to the Trustee were $40,322. These transactions qualify as exempt party-in-interest transactions.

During 2012, the Company failed to remit to the Trustee an employee contribution totaling approximately $847 within the period prescribed by Department of Labor regulations. The delinquent remittance is considered a nonexempt party-in-interest transaction. On March 4, 2013, the Company remitted the delinquent contribution amount to the affected participant’s account along with the amount of income, totaling $5, that would have been earned had the contribution been remitted on a timely basis.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

9. Reconciliation to Form 5500

The following is a reconciliation of amounts in the financial statements to Form 5500 as of December 31, 2013 and 2012 and for the year ended December 31, 2013:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$229,385,208	$71,113,903
Transfers in from Charter Plans(1)	—	123,962,790
Adjustment from contract value to fair value for fully benefit responsive investment contracts	208,046	—
Total net assets per Form 5500	$229,593,254	$195,076,693

Year Ended December 31, 2013

Total additions per the financial statements	$59,602,092
Adjustment from contract value to fair value for fully benefit responsive investment contracts	208,046
Total income per Form 5500	$59,810,138

Net increase in net assets available for benefits per the financial statements	$158,271,305
Transfers in from Charter Plans(1)	(123,962,790)
Adjustment from contract value to fair value for fully benefit responsive investment contracts	208,046
Net income per Form 5500	$34,516,561
__________
(1) The Charter Plans were merged with the Plan effective January 1, 2013. Transfers in from Charter Plans were recorded as a receivable to the Plan as of December 31, 2012 on the Form 5500.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
EIN: 54-1887631 Plan: 037

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Plan Year Ended	Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
		Contributions Not Corrected	Contributions Corrected Outside VFCP(1)	Contributions Pending Correction in VFCP
2012	$847	$—	$847	$—	$—
__________
(1) On March 4, 2013 the Company remitted the delinquent contribution amount to the affected participant’s account along with the amount of income, totaling $5, that would have been earned had the contribution been remitted on a timely basis.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
EIN: 54-1887631 Plan: 037

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

Identity of Issuer, Borrower Lessor or Similar Party	Description of Investment	Cost(1)	Current Value

Colfax Corporation(2)	Common Stock		$1,453,831
AllianzGI NFJ Small-Cap Value Fund Administrative Class	Mutual Fund		7,063,097
American Funds American Balanced Fund Class R-4	Mutual Fund		13,359,722
American Funds New Perspective Fund Class R-4	Mutual Fund		5,836,769
Fidelity Contrafund K(2)	Mutual Fund		32,472,122
Fidelity Diversified Intl K(2)	Mutual Fund		6,657,390
Fidelity Retire Money Market(2)	Mutual Fund		50,003
Hartford Dividend & Growth Fund Class R5	Mutual Fund		12,542,264
John Hancock Funds Disciplined Value Mid Cap Fund Class R6	Mutual Fund		1,638,002
JPMorgan High Yield Fund Select Class	Mutual Fund		511,161
Neuberger Berman Genesis Fund Institutional Class	Mutual Fund		9,819,640
Northern Small Cap Index Fund	Mutual Fund		8,048
PIMCO Total Return Fund Administrative Class	Mutual Fund		12,474,135
Spartan 500 Index Fund - Institutional Class(2)	Mutual Fund		15,734,971
Spartan Extended Market Index Fund - Fidelity Advantage Class(2)	Mutual Fund		7,028,571
Spartan International Index Fund - Fidelity Advantage Class(2)	Mutual Fund		5,113,101
Templeton Global Bond Fund Advisor Class	Mutual Fund		536,587
Vanguard Inflation - Protected Securities Fund Institutional Shares	Mutual Fund		205,113
Vanguard Intermediate - Term Bond Index Fund Signal Shares	Mutual Fund		2,567,606
Vanguard Target Retirement 2010 Fund	Mutual Fund		2,760,751
Vanguard Target Retirement 2015 Fund	Mutual Fund		4,259,278
Vanguard Target Retirement 2020 Fund	Mutual Fund		9,297,013
Vanguard Target Retirement 2025 Fund	Mutual Fund		7,408,134
Vanguard Target Retirement 2030 Fund	Mutual Fund		8,432,163
Vanguard Target Retirement 2035 Fund	Mutual Fund		4,448,663
Vanguard Target Retirement 2040 Fund	Mutual Fund		4,411,108
Vanguard Target Retirement 2045 Fund	Mutual Fund		2,096,595
Vanguard Target Retirement 2050 Fund	Mutual Fund		2,436,973
Vanguard Target Retirement 2055 Fund	Mutual Fund		300,357
Vanguard Target Retirement 2060 Fund	Mutual Fund		40,074
Vanguard Target Retirement Income Fund	Mutual Fund		1,431,094
Wells Fargo Advantage Small Company Growth Fund Institutional Class	Mutual Fund		4,348,422
Morley Stable Value Fund	Common Collective Trust		36,558,224
Subtotal			223,300,982

Participant loans(2)(3)	N/A	N/A	6,093,790
Total			$229,394,772
__________
(1) Cost information is not required for participant-directed investments
(2) A party-in-interest to the plan as defined by ERISA
(3) Maturity dates range from January 2014 to May 2042 and annual interest rates range from 4.25% and 8.25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant:     Colfax Corporation
Colfax Corporation 401(k) Savings Plan Plus

By:

/s/ C. SCOTT BRANNAN	June 20, 2014
C. Scott Brannan Senior Vice President, Finance and Chief Financial Officer